Hogan & Hartson LLP 111 South Calvert Street Suite 1600 Baltimore, MD 21202 + 1.410.659.2700 Tel + 1.410.539.6981 Fax www.hhlaw.com
April 27, 2007
BY FACSIMILE AND EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. W.
Washington, DC 20549

Re:	Martek Biosciences Corporation Form 10-K for Fiscal Year Ended October 31, 2006 File No. 0-22354
Dear Mr. Rosenberg:
This letter is in response to your letter dated March 30, 2007 to Mr. Steve Dubin, Chief Executive Officer and Director of Martek Biosciences Corporation (“Martek” or the “Company”), regarding comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company’s Form 10-K for Fiscal Year Ended October 31, 2006, and supplements my prior letter to you dated April 20, 2007. As indicated in my April 20 letter and in my messages to, and conversations with, Mr. Brunhofer, the Company was still working with its advisors, including its auditors, to thoroughly address the questions raised by the staff’s second comment.
I respectfully submit the following responses of the Company with respect to the second comment contained in the March 30, 2007 letter. For ease of reference, the staff’s comment is set forth in italic type immediately before the corresponding response.
Form 10-K for the year ended October 31, 2006
Notes to Consolidated Financial Statements
Note 7; Property, Plant and Equipment, page 59
1.	You disclose that you have $90.7 million of assets held for future use at October 31, 2006 and $37.5 million at October 31, 2005. In your policy disclosure on page 54 you indicate that you depreciate your fixed assets when they are placed into service.

U.S. Securities and Exchange Commission
Division of Corporate Finance
April 27, 2007

In your Production disclosure of MD&A on page 35 you disclose that you completed your Kingstree facility expansion in 2005 and restructured your production capacity in October 2006 by transferring a substantial portion of production formerly taking place in your Winchester facility to Kingstree. It appears that you do not depreciate your “assets held for future use” even though they appear to be available for use. Please clarify for us specifically what the term “placed in service” encompasses and whether you depreciate “assets held for future use.” If you do not depreciate these assets, please tell us why and reference for us the authoritative literature you rely upon to support your accounting.
Company Response
As disclosed by the Company in its financial statements, Martek historically commenced depreciating its assets on the date in which they were “placed in service.” “Placed in service” was defined as the date in which these assets began being utilized in the production process. Prior to fiscal 2006, assets were introduced and utilized in the production process on or about the date on which the quality control testing on such assets was completed and the assets were thereby available for commercial use. On October 31, 2005, the Company began classifying certain production assets as “held for future use”. With respect to assets held for future use, the Company’s policy was to depreciate such assets when placed in or returned to productive service. The Company believed that this policy was consistent with the principles set forth in Accounting Research Bulletin No. 43 and FASB Statements of Financial Accounting Concepts Nos. 5 and 6. That is, the cost of an asset should be spread over the periods during which services are obtained from the asset’s use, and this depreciation expense should be recognized commensurate with the consumption of the asset.

As noted by the Company in its press release and Current Report on Form 8-K, both dated April 24, 2007, after carefully considering the relevant issues, including discussion with the Company’s auditors, the Company concluded that it needed to correct its application of the accounting principles governing depreciation. Specifically, Martek determined that, in accordance with its adopted straight-line depreciation policy, assets held for future use should have been depreciated when they were available for use, and the depreciation should have been recognized evenly over the life of the asset without regard to whether the asset has been placed in service or is in use. As the effect of this correction was deemed by the Audit Committee of the Board of Directors to have a material effect on the results of Martek’s operations during fiscal 2006 and the first quarter of fiscal 2007, the Company has determined that it will restate its financial statements for the effect of the necessary corrections. Accordingly, the Company plans to file an amended Form 10-K for the year ended October 31, 2006 and amended Forms 10-Q for the quarters ended January 31, 2006, April 30, 2006, July 31, 2006 and January 31, 2007 to reflect this revision and restatement in accordance with FASB Statement No. 154, Accounting for Changes and Error Corrections as soon as practicable.
**************************************

U.S. Securities and Exchange Commission
Division of Corporate Finance
April 27, 2007

Please direct any questions, comments and advice of the staff to me at 410-659-2741 or William Intner at 410-659-2778.
Very truly yours,
/s/ MICHAEL J. SILVER
Michael J. Silver

cc:	Mark Brunhofer, Securities and Exchange Commission Steve Dubin, Martek Biosciences Corporation Pete Buzy, Martek Biosciences Corporation